Income Statement


earthdog
1 January 2016 to 31 December 2016


	31 Dec 16
Revenue	
cin7 sales	262,097
freight sales	23,792
less sales returns & discounts	(235)
Total Revenue	**285,654**
Less Cost of Sales	
cin7 cogs	42,975
cin7 purchase direct cost	27,605
freight (cogs)	26,978
ind contractor - COGS	100
materials (COGS)	1,544
Total Cost of Sales	**99,202**
Gross Profit	**186,452**
Operating Expenses	
cin7 adjustments	(369)
Total Operating Expenses	**(369)**
Operating Income / (Loss)	**186,821**
Other Income and Expense	
advertising	(634)
animals	(7,752)
bank charge	(6)
building repairs	(980)
defective inventory	(316)
Donation	(3,437)
don't know	(1,617)
dues & subscriptions	(7,259)
equipment	(872)
federal taxes	(6,250)
finance charges	(17,229)
Insurance - General (dwelling)	(1,746)
insurance - medical	(6,410)
life insurance - officer	(2,000)
merchant credit fees	(8,733)
miscellaneous	(1,733)
officer salary	(123,500)
sales rep commissions	(1,722)
supplies	(3,557)
supplies : computer	(759)

Income Statement

	31 Dec 16
supplies: office	(552)
tax preparation	(1,705)
taxes, licenses & permits	(1,058)
telephone	(3,729)
travel	(1,103)
utilities	(1,303)
website	(4,606)
Total Other Income and Expense	**(210,568)**
Net Income / (Loss) before Tax	**(23,747)**
Net Income	**(23,747)**
Total Comprehensive Income	**(23,747)**